UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2011, and December 31, 2010, and

for the three-month periods ended March 31, 2011 and 2010

CONSOLIDATED BALANCE SHEET

As of March 31, 2011 and December 31, 2010

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and banks	305,042,502	208,715,476
Investments	522,014,627	961,538,811
Trade receivables	1,069,963,736	793,417,597
Other receivables	316,076,922	327,961,583
Inventories	31,947,182	29,678,642
Other assets	128,135,605	128,091,604
Total Current Assets	2,373,180,574	2,449,403,713

Non-Current Assets
Trade receivables	229,345,111	237,091,115
Investments	541,182,562	481,680
Other receivables	429,888,869	240,932,684
Inventories	349,959	638,632
Fixed assets	8,478,612,441	6,563,165,793
Intangible assets	303,775,070	268,206,304
Other assets	84,603,424	90,286,475
Goodwill	23,466,921	572,704,466
Total Non- Current Assets	10,091,224,357	7,973,507,149
Total Assets	12,464,404,931	10,422,910,862

Liabilities
Current Liabilities
Accounts payable	781,199,172	651,057,807
Financial debt	1,222,010,544	668,299,691
Salaries and social security payable	266,372,731	237,145,443
Taxes payable	279,908,927	171,295,524
Other liabilities	219,088,036	53,404,585
Provisions	75,090,503	57,976,586
Total Current Liabilities	2,843,669,913	1,839,179,636

Non- Current Liabilities
Accounts payable	83,179,977	78,086,367
Financial debt	2,576,577,130	1,994,572,167
Salaries and social security payable	82,948,164	70,661,349
Taxes payable	678,062,105	575,570,054
Other liabilities	1,066,103,552	985,110,326
Provisions	14,313,447	11,326,505
Total Non-Current Liabilities	4,501,184,375	3,715,326,768
Total Liabilities	7,344,854,288	5,554,506,404

Minority Interest	1,821,282,195	1,587,453,391
Shareholders´ Equity	3,298,268,448	3,280,951,067
Total Liabilities and Shareholders´ Equity	12,464,404,931	10,422,910,862

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATION

For the three-month periods ended March 31, 2011 and 2010 (Unaudited)

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the three-month periods ended March 31,
	2011	2010

Sales	1,575,538,098	1,040,199,763
Cost of sales	(1,260,150,336)	(800,041,966)
Gross profit	315,387,762	240,157,797

Selling expenses	(62,730,009)	(50,312,648)
Administrative expenses	(110,285,282)	(79,993,391)
Goodwill amortization	(3,547,345)	(4,954,209)
Operating income	138,825,126	104,897,549

Financial and holding results
Generated by assets
Interest income	13,061,742	6,640,510
Taxes and bank commissions	(18,279,387)	(12,395,903)
Foreign currency exchange difference	17,720,729	17,213,850
Result of receivables measured at present value	76,650	8,034,405
Holding results on financial assets	(18,799,353)	(14,815,039)
Impairment of fixed assets and other assets	-	(431,064)
Other financial results	324,380	4,415,476
Generated by liabilities
Interest expense	(91,334,240)	(41,457,658)
Foreign currency exchange difference	(42,067,602)	(43,761,992)
Result from repurchase of financial debt	(17,259,940)	11,058,242
Result of liabilities measured at present value	(1,332,830)	(485,046)
Other financial results	(6,719,723)	(1,269,883)
Total financial and holding results	(164,609,574)	(67,254,102)

Other income (expenses), net	55,212,395	5,561,960
Income before taxes and minority interest	29,427,947	43,205,407
Income tax	(14,884,012)	(26,649,725)
Minority interest	537,108	(11,323,530)
Net income for the period	15,081,043	5,232,152

Earning per share (Note 3):
Basic	0.0115	0.0040
Diluted	0.0098	0.0036

The accompanying notes are an integral part of these unaudited consolidated financial statements.

.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the three-month periods ended March 31, 2011 and 2010

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2009 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	248,849,684	3,336,677,959
Reserve for Directors’ options	-	-	-	-	-	2,236,338	-	-	2,236,338
Net income for the three-month period	-	-	-	-	-	-	-	5,232,152	5,232,152
Balance as of March 31, 2010 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	39,772,690	16,659,952	254,081,836	3,344,146,449

Setting up of reserves	-	-	-	-	-	-	10,736,841	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	6,709,014	-	-	6,709,014
Distribution of dividends in advance	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net loss for the complementary nine-month period	-	-	-	-	-	-	-	(51,793,192)	(51,793,192)
Balance as of December 31, 2010 (Audited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	385,323,946	3,280,951,067

Reserve for Directors’ options	-	-	-	-	-	2,236,338	-	-	2,236,338
Net income for the three-month period	-	-	-	-	-	-	-	15,081,043	15,081,043
Balance as of March 31, 2011 (Unaudited)	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	48,718,042	27,396,793	400,404,989	3,298,268,448

  The accompanying notes are an integral part of these unaudited consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month periods ended March 31, 2011 and 2010 (Unaudited)

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the three-month periods ended March 31,
	2011	2010

OPERATING ACTIVITIES
Net income for the period	15,081,043	5,232,152
Income tax	14,884,012	26,649,725
Interests accrued	47,035,953	7,089,580
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	82,919,648	67,337,266
Amortization of intangible assets	5,295,555	5,938,223
Depreciation of other assets	5,683,051	5,683,051
Amortization of goodwill	3,547,345	4,954,209
Reserve for Directors’ options	2,236,338	2,236,338
Setting up of provisions	1,090,429	6,740,548
Result from repurchase of financial debt	17,259,940	(11,058,242)
Foreign currency exchange differences and other financial results	103,630,213	55,804,715
Impairment of fixed assets and other assets	-	431,064
Minority interest	(537,108)	11,323,530
Other	(58,997,038)	573,950
Changes in operating assets and liabilities
Increase in trade receivables	(27,854,969)	(96,518,952)
Decrease in other receivables	53,129,978	8,626,848
Decrease in inventories	1,312,135	9,474,482
Decrease in other assets	-	44,443,869
(Decrease) Increase in accounts payable	(80,364,403)	30,028,768
Decrease in salaries and social security payable	(13,793,283)	(11,637,097)
Decrease in taxes payable	(8,648,355)	(6,801,489)
Increase in other liabilities	104,864,606	47,197,976
Increase in provisions	3,715,919	1,082,000
Dividend paid to third parties by subsidiaries	(7,826,400)	(16,741,552)
Net cash provided by operating activities	263,664,609	198,090,962
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(95,079,512)	(138,633,250)
Payment for the acquisition of investments in subsidiaries	(1,102,565,134)	(15,395,536)
Proceeds from purchase of subsidiaries	119,043,212	-
Proceeds from sale of short-term investments	73,166,675	14,510,364
Decrease in restricted financial assets	68,733,262	17,224,583
Proceeds from the sale of fixed assets and other assets	142,913	-
Net cash used in investing activities	(936,558,584)	(122,293,839)
FINANCING ACTIVITIES
Dividends paid	(18,111,204)	(15,771,731)
Proceeds from bank and financial borrowings	814,759,460	208,701,660
Payment of bank and financial debt	(348,287,353)	(135,769,526)
Net cash provided by financing activities	448,360,903	57,160,403

Net (decrease) increase in cash and cash equivalents	(224,533,072)	132,957,526

Cash and cash equivalents at the beginning of the year	908,697,859	435,851,011
Cash and cash equivalents at the end of the period (Note 4)	684,164,787	568,808,537

      The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.9% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 10,613 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiaries Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), Empresa de Sistemas Eléctricos Dispersos (“ESED”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”), Empresa Distribuidora San Luis S.A. (“EDESAL”) y Empresa Distribuidora de Energía Norte S.A. (“EDEN”), distributes electricity among over 3,5 million customers throughout the northern region of Buenos Aires, the north and northwest of Greater Buenos Aires and the provinces of Salta, La Rioja and San Luis, which are covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On August 5, 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On August 27, 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On October 9, 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

The unaudited financial statements for the three-month periods ended March 31, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three-month periods ended March 31, 2011 and 2010 does not necessarily reflect a proportion of the Company’s results for the complete fiscal years.

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576, which introduces certain changes to its previous General Resolution No. 562. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

As of the date of these financial statements, the implementation process is proceeding as foreseen in the above-mentioned plan.

On the basis of the results yielded by the process to monitor the specific IFRS implementation plan, the Board of Directors of Pampa Energía has not become aware of any circumstance calling for modifying the plan or indicative of any deviation from the established objectives and dates.

Basis of consolidation

These unaudited consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”,), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIE”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage
	03.31.11	12.31.10		03.31.11	12.31.10
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04	52.04
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00 (4)
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
			Energía Distribuida S.A.	100.00 (6)	100.00 (6)
CIE	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	100.00	Ingentis S.A.	50.05(7)	50.05(7)
Pampa Generación	100.00	100.00
Bodega Loma La Lata	100.00	100.00
Lago Escondido	100.00	100.00
Transmission
Transelec (2)	100.00	100.00	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.	52.65	52.65

Distribution
DESA (3)	-	100.00	Empresa Distribuidora y Comercializadora Norte S.A.	51.54(8)	51.54(8)
IEASA (3)	100.00	100.00
			AESEBA S.A.	100.00 (9)	-
			Empresa Distribuidora Eléctrica Regional S.A.	77,20 (10)	-
Others Pampa Inversiones	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	100.00

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(1)  Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are  fully owned subsidiaries of the Company.

(2)  Transelec owns and co-controls 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.

(3)  IEASA controls Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock. On March 28, 2011, DESA and IEASA merged, with the latter as the continuing company.

(4) Additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries an additional indirect 2% interest in such company.

(5) In addition the Company holds a direct 2.58% interest in CTG.

(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(7) See Note 9 to these financial statements.

(8) See Note 9 to these financial statements.

(9) AESEBA S.A. (“AESEBA”) is a company controlled by Edenor, which holds 99.99% of the capital and voting rights. In addition, AESEBA is EDEN’s parent company and holds 90% of its capital and voting rights.

(10) Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”) is a company controlled by Edenor, which holds 77.19% of its capital and voting rights. In addition, EMDERSA is the parent company of EDESA, ESED, EDELAR, EDESAL and EMDERSA Generación Salta S.A. (“EGSSA”).

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these unaudited financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of these unaudited financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2010 and for the three-month period ended March 31, 2010, as set out in these unaudited financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each period / year end. Investments in corporate and government securities, shares in other companies and mutual funds with an active market have been valued at their market price at each period / year end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

Changes in market values of such instruments are included under the line “Financial and holding results” of the statement of operation.

Financial trusts with an active market have been valued at their market price at each period / year end.

Guarantee bank accounts: as of December 31, 2010, they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted at cost.

As of March 31, 2011, the subsidiary Pampa Inversiones held in its portfolio 2,436,010 common shares of San Antonio International Ltd.’s capital (hereinafter “San Antonio”), after a registered reduction in its equity interest resulting from the restructuring of the financial liabilities executed by San Antonio during 2010. Considering, San Antonio's current financial situation and the illiquidity of its shares, Pampa Inversiones maintains its estimated recoverable value at zero.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period / year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Bank and financial debts of the acquired companies have been valued considering its market value at the moment of the acquisition plus financial results accrued on the basis of the internal return determined in each acquisition.

Balances corresponding to Good Use of Electricity Programme (“PUREE”) and ENRE fines and bonuses are stated at their nominal value.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are converted at the curremt exchange rates at period / year end. Transactions denominated in foreign currencies are converted into local currency at the current exchange rates on the date of transaction settlement.

Inventories

Comprise materials and spare partsm which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at period / year end.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consumed.

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation and impairment allowances, if corresponds. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets has been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operation.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time, are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the three-month period ended March 31, 2011 and 2010, amounted to Ps. 21.6 million and Ps.41.2 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments. As a consequence of the delay in the commercial start-up of Loma de la Lata´s expansion works resulting from the technical defects mentioned in Note 10, Loma de la Lata has suspended the capitalization of financial costs as from the month of February 2011.

The recorded values of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contracts: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Other assets

Current

Other current assets include the Company's indirect equity interest in Ingentis S.A. (“Ingentis”), considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in this company by following a capital reduction process (See Note 9). Pursuant to this decision, the Company has valued its investment in Ingentis S.A. according to the equity method of accounting, net of the recognized negative goodwill associated with this interest, since this value is lower than the estimated recoverable value.

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at period / year end.

Changes in the fair value of instruments not designated as hedge instruments, at each measurement date, are charged to the statement of operation under the line “Financial and holding results”.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date through its subsidiaries Central Piedra Buena, Central Térmica Güemes, Central Térmica Loma de la Lata and Transener (the “Constituents”).

Whenever a future operation is arranged and every time losses are generated, the Company receives funds from its principals and uses those funds as guarantees of these operations. As a consequence of that, the Company records a credit with the Mercado and a liability with the constituent in its accounting books.

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

Allowances and provisions

The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Transmission segments) or it is calculated based on the historical collection of services billed through each year end and subsequent collections (Distribution segment).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Deducted from assets: for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity and (iv) reactive equipment. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Financial and holding results

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the period ended March 31, 2011, the Company recognized a valuation allowance over certain tax on assets credit classified as Other Receivables for a total amount of Ps. 31,540,570, considering that these amounts will not be realized under the Company’s current business plans.

NOTE 3.  earning per share

The Company has calculated basic earning per share on the basis of the weighted average amount of outstanding common stock at March 31, 2011 and 2010, as follows:

	For the three-month periods ended March 31,
	2011	2010

Net income for the period	15,081,043	5,232,152
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earning per share	0.0115	0.0040

Furthermore, the Company has calculated diluted earning per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the earning per share, such dilutions will not be considered in calculations.

	For the three-month periods ended March 31,
	2011	2010
Net income for the period	15,081,043	5,232,152
Weighted average amount of outstanding shares	1,540,832,756	1,464,921,797
Diluted earning per share	0.0098	0.0036

The reconciliation of the weighted average number of outstanding shares for basic and diluted earning per share is as follows:

	For the three-month periods ended March 31,
	2011	2010
Weighted average amount of outstanding shares for basic earning per share
	1,314,310,895	1,314,310,895
Number of shares to be added if all the options granted are exercised	226,521,861	150,610,902
Weighted average amount of outstanding shares for diluted earning per share	1,540,832,756	1,464,921,797

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Trade receivables
Current
Receivables from energy distribution	683,246,294	435,771,000
Receivables from Argentine Wholesale Electric Market ("WEM")	87,158,602	78,113,330
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	176,085,068	150,653,416
- Transmission	45,650,090	39,518,005
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	93,563,340	74,179,781
Debtors in litigation	15,264,948	15,619,719
Related parties	607,291	843,882
Other	28,718,072	30,948,903
Subtotal	1,130,293,705	825,648,036
Allowance for doubtful accounts	(60,329,969)	(32,230,439)
	1,069,963,736	793,417,597
Non-current
Receivables from energy distribution	45,721,990	45,531,000
CAMMESA - Generation	404,795	404,795
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	183,539,297	191,458,800
Other	83,824	101,315
Subtotal	229,749,906	237,495,910
Allowance for doubtful accounts	(404,795)	(404,795)
	229,345,111	237,091,115

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (“WEM”).

Other receivables
Current
Tax credits:
- Value added tax	87,480,456	165,527,822
- Tax on gross sales	2,490,067	1,154,827
- Income tax	3,485,073	4,881,567
- Tax on assets	557,729	3,435,734
- Other tax credits	8,103,866	7,025,702
Advances to suppliers	91,062,978	58,196,801
Advances to employees	18,079,289	6,878,737
Related parties	50,506	-
Prepaid expenses	33,765,952	20,521,369
Other debtors from energy distribution	40,401,000	23,321,000
Deposits in guarantee on financial derivative instruments	8,223,711	20,146,671
Other	43,259,925	31,187,844
Subtotal	336,960,552	342,278,074
Valuation allowance on other receivables	(20,883,630)	(14,316,491)
	316,076,922	327,961,583

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Other receivables
Non-current
Tax credits:
- Tax on assets	95,269,254	82,810,469
- Deferred tax asset	171,666,806	146,159,704
- Other tax credits	44,440,121	36,466,726
Advances to suppliers	-	3,653,335
Employee stock ownership programme	3,264,659	2,513,540
Prepaid expenses	1,363,000	1,199,000
Shares to receive	117,566,000	-
Expenses from acquisition of subsidiaries	6,040,440	-
Other	32,276,213	11,388,125
Subtotal	471,886,493	284,190,899
Valuation allowance on other receivables	(41,997,624)	(43,258,215)
	429,888,869	240,932,684

Inventories
Current
Materials and spare parts	26,426,846	24,708,213
Fuels	4,951,921	4,690,687
Lots	568,415	279,742
	31,947,182	29,678,642

Non-current
Lots	349,959	638,632
	349,959	638,632

Other assets
Assets held for sale	128,135,605	128,091,604
	128,135,605	128,091,604

Accounts payable
Current
Suppliers	692,096,270	584,064,708
CAMMESA	35,905,058	24,694,558
Fees and royalties	2,428,531	3,317,761
Related parties	114,357	69,364
Deferred income	1,139,434	547,147
Customer advances	42,106,089	37,664,534
Other	7,409,433	699,735
	781,199,172	651,057,807
Non-current
Suppliers	1,625,000	1,855,000
Deferred income	2,699,169	2,745,483
Customer guarantees	50,244,000	49,129,000
Customer advances	28,611,808	24,356,884
	83,179,977	78,086,367

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Financial debt
Current
Financial loans	624,831,060	288,175,300
Bank overdrafts	299,732,694	146,424,783
Corporate bonds	52,095,233	27,474,072
Short-term notes	149,579,503	149,272,446
Accrued interest	61,247,539	49,584,957
Financial derivative instruments	7,455,000	7,253,000
Related parties	27,069,515	115,133
	1,222,010,544	668,299,691
Non-current
Financial loans	455,950,924	72,815,560
Corporate bonds	2,014,586,711	1,921,756,607
Related parties	106,039,495	-
	2,576,577,130	1,994,572,167

Salaries and social security payable
Current
Salaries and social security contributions	128,392,780	99,743,031
Provision for vacations	83,601,724	80,356,459
Provision for gratifications	21,377,224	16,567,383
Provision for annual bonus for efficiency	14,877,071	31,523,344
Pension plan	12,466,172	2,790,226
Retirement anticipated	5,657,760	6,165,000
	266,372,731	237,145,443

Non-current
Pension plan	59,801,037	51,384,349
Bonus for antiquity	17,056,000	12,432,000
Retirement anticipated	6,091,127	6,845,000
	82,948,164	70,661,349

Taxes payable
Current
Provision for income tax, net of witholdings and advances	76,469,924	36,800,615
Provision for tax on assets, net of witholdings and advances	15,275,880	7,006,544
Value added tax	48,258,798	38,732,713
Municipal, provincial and national contributions	51,072,685	32,024,000
Municipal taxes	39,521,960	27,231,902
Taxes withholdings to be deposited	31,271,172	16,712,421
Other	18,038,508	12,787,329
	279,908,927	171,295,524
Non-current
Deferred tax liabilities	628,732,865	528,905,850
Value added tax	33,152,638	35,129,901
Other	16,176,602	11,534,303
	678,062,105	575,570,054

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Other liabilities
Current
Expenses accrued	11,878,373	15,376,072
Related parties	47,295	201,539
Dividends payable	420,000	26,357,604
Programme of rational use of energy	57,595,022	-
Debt for acqusition of subsidiaries	113,512,000	-
ENRE fines and bonuses (1)	15,874,683	-
Other	19,760,663	11,469,370
	219,088,036	53,404,585
Non-current
ENRE fines and bonuses (1)	470,539,000	455,421,000
Programme of rational use of energy	594,956,000	529,097,000
CAMMESA financing - Transmission	608,552	592,326
	1,066,103,552	985,110,326

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the three-month periods ended March 31, (Unaudited)
	2011	2010

Sales
Generation	787,514,489	396,141,352
Transmission	77,450,539	70,196,525
Distribution	708,887,877	573,497,000
Other	1,685,193	364,886
	1,575,538,098	1,040,199,763

	As of March 31, 2011	As of March 31, 2010
	(Unaudited)	(Unaudited)
Conciliation of cash and cash equivalents
Cash and banks and current investments	827,057,129	721,397,069
Non cash equivalent investments
Time deposits	(6,439,292)	(47,097,048)
Corporate securities	(20,175,714)	-
Shares in other companies	(97,245,480)	(66,222,841)
Mutual funds	-	(20,084,801)
Trusts	(19,031,856)	(19,183,842)
Cash and cash equivalents	684,164,787	568,808,537

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Tax loss-carryforwards	174,843,159	157,271,334
Investments	1,815,444	567,572
Trade receivables	(61,221,353)	(56,730,946)
Fixed assets	(799,720,563)	(617,882,700)
Intangible assets	11,449,607	(30,270,184)
Other assets	(1,221,493)	(2,346,126)
Financial debt	(22,448,604)	(23,963,246)
Salaries and social security payable	13,613,647	7,957,104
Other liabilities and provisions	218,762,265	181,504,170
Other	7,061,832	1,146,876
Net deferred tax liability	(457,066,059)	(382,746,146)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the three-month periods ended March 31, (Unaudited)
	2011	2010

Income before taxes and minority interest	29,427,947	43,205,407
Current tax rate	35%	35%
Result at the tax rate	(10,299,781)	(15,121,892)

Goodwill amortization	(1,241,571)	(1,733,973)
Reserve for Director´s options	(782,718)	(782,718)
Non-taxable income / Non-deductible loss	16,777,492	5,094,930
Other	(3,974,995)	(6,816,158)
Subtotal	478,427	(19,359,811)
Expiration of tax loss-carryforwards	(226,748)	(1,160,644)
Valuation allowance of tax on assets credit	(1,994,366)	(2,161,798)
Change in valuation allowance for tax loss carryforwards	(13,141,325)	(3,967,472)
Total income tax expense	(14,884,012)	(26,649,725)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of March 31, 2011 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands				in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		97,712	122,288	12	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	12,397	-		3% to 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656		12,656	-	(17,248)	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048	-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243	24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	230,301		-	230,301			2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874	(2)	419	12,455	-	3% to 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	84,867	(2)	63,909	20,958		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,887	4,182	-	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,299	3,731		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	-	189,299	-	11.50%	2015
Edenor	At par at variable rate	May-07-09	Ps.	52,415	(2)	-	52,415	-	Badlar private + 6.75%	2013
EMDERSA	At par at fixed rate	Nov-05-10	Ps.	22,800		-	22,800	-	Badlar private + 4.30%	2012
Central Piedra Buena	Short-term note	May-11-10	Ps.	66,295		-	66,295	-	Badlar private + 3.00%	2011
	Short-term note	Oct-22-10	Ps.	80,000		-	80,000	-	Badlar private + 3.00%	2011

(1) Corresponds to the remaining amount as of December 31, 2008.
(2) Include interests capitalized after the issuance.
(3) Corresponds to the remaining amount as of March 31, 2011.

During the three-month period ended March 31, 2011, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 16.3 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a loss of Ps. 17.3 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these unaudited financial statements, Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 19, 2009. On July 5, 2010, Transener submitted the update of the prospectus together with the financial statements at March 31, 2010.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps.42.7 million, respectively.

As of March 31, 2011 the financing amount approved by the ES for both companies amounted to Ps. 150.4 million, whereas the disbursements received amounted to Ps. 145.6 million. The interests unpaid at year-end amount to Ps. 11 million. As described in Note 7, pursuant to the complementary agreement entered into on December 21, 2010, the Company will apply the receivables acknowledged by the ES and ENRE on account of cost variations to the cancellation, up to such amounts, of the financing granted by CAMMESA.

On May 2, 2011, Transener and Transba executed with CAMMESA the new Loan and Credit Assignment Addendums stipulating as follows:  i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the Loan and Credit Assignment Agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed addendums.  It should be pointed out that the funds making up the new loans will be destined to operation and maintenance operations and to the investment plan for the year 2011, and will be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

Likewise, on September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of March 31, 2011, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

Edenor and subsidiaries

Edenor´s Corporate Bonds Programme

On October 25, 2010, under the conditions set forth in the Corporate Bonds issuance programme, and as a result of the cash subscription offer, Edenor issued corporate bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled corporate bonds for a nominal value of US$ 123.9 million as follows:

- exchanged Class 7 Corporate Bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and;

- acquired Class 7 Corporate Bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including intereses accrued and unpaid.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

New Class 9 Corporate Bonds amounting to US$ 230.3 million have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment in 2022. Edenor requested that the Corporate Bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

Edenor used the received founds from the placement of the Corporate Bonds to refinance all or part of its outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

On October 18, 2010, Edenor cancelled the Class 7 Corporate Bonds in its portfolio having a nominal value of US$ 65.3 million.

EMDERSA and its subsidiaries´ Corporate Bonds Programme

On November 5, 2010, pursuant to the public offering through the Guaranteed Medium-Term Debt Securities Issuance Program by EMDERSA authorized by the National Securities Commission on July 27, 2006, EDESA and EDELAR issued their Class IV and Class V Corporate Bonds for Ps. 15,200,000. The principal is cancelled on a quarterly basis in four equal consecutive payments due as from February 10, 2011.

Bank Loans

As part of the debt refinancing corresponding to the Corporate Bonds issued by EDESA, EDESAL and EDELAR and guaranteed by EMDERSA for US$ 75.5 million dated September 14, 2006, during the month of July 2010 Banco Itaú Argentina S.A. and Standard Bank Argentina S.A., among others, granted financing to distributors under a medium-term syndicated loan nominated in pesos aimed mainly to the early cancellation of the Corporate Bonds' debt.

The amount disbursed through these loans amounted to Ps. 208,500,000 and finally matures in July, 2013, quarterly maturities of principal are also provided for as from January 2012.

On February 16, 2011, Edenor took a series of financial loans and bank overdrafts with local financial entities (JPMorgan, Deutsche Bank, Banco Macro, Banco Nación y Standard Bank), in order to settle future needs of capital. The capital amounts to Ps. 280 million with an average maturity of 90 days and with an interest rate of 14.5 % nominal annual.

Pursuant to the operation mentioned in Note 9, the change in control of the acquired companies’ capital stock resulted in the cancellation of the previously mentioned Edenor subsidiaries’ loans; therefore, on March 4, 2011 Edenor granted several loans to such subsidiaries pursuant to the following distribution: i) EDEN Ps. 80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps.131.3; and iv) EDESAL Ps. 37.5 million. Such loans will mature on April 30, 2011, bear interest at an annual 16% rate and have been applied, among other uses, to the early cancellation of short-term financial loans and banking debt.

On April 29, 2011, Edenor agreed with EDEN, EDESAL, EDELAR y EDESA on the refinancing of the hereinbefore mentioned granted loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All mentioned loans have been agreed in keeping with market conditions for this kind of operations.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million. CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-    Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-     Paid US$ 8.9 million in cash to the holders that exercised this option; and

-     Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-        Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Up to the issue of these unaudited financial statements, CTG has not issued any class and / or series of corporate bonds under this Programme.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100,000,000, one for Ps. 50,000,000 accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50,000,000 accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are be payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, with the first one due 15 months on September 2011.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Piedra Buena

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2010 and 2009, CPB issued five VCP series under this program, for a total amount of Ps.241.6 million. Series 4 and 5 issued for a total nominal value of Ps. 146.3 million are in force as of March 31, 2011.

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. CPB has presented work proposals for a total Ps. 63,240,808; as of the issuance hereof, a partial financing amounting to Ps. 56,809,534 has been authorized through the previously mentioned notes.

On March 21, 2011, the Company entered into a loan agreement with CAMMESA perfecting such financing. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by OED from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the Company’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES. As of March 31, 2011, CPB has received from CAMMESA partial advances amounting to Ps. 37.6 million.

As from the works’ conclusion, CPB will guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Bank loans

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20,000,000, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of March 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 20,099,726.

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60,000,000, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest will be payable on a monthly basis, and the principal will be repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of March 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 61,426,849.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (the “Project”) mentioned in Note 10.

The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

On March 1, 2011, Loma de la Lata entered into an amendment to the agreements executed with the Project’s contractor whereby said company’s obligation to keep the stated guarantees was cancelled. After the closing of the period, the participating banks, upon Loma de la Lata’s request, released the amounts held in escrow for the payment of the Project’s contractual milestones.

Issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%. The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by Pampa Energia (shareholder controlling Loma de La Lata) as direct and main obligor.

Amendments to covenants of Corporate Bonds

At the Extraordinary Corporate Bond Holders´ Meeting held on March 23, 2010, CTLL completed the process to amend certain   restrictive corporate bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any CTLL subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

At the Extraordinary Corporate Bonds Holders´Meeting which took place on April 29, 2011, modifications of certain Corporate Bonds' covenants were approved. The main modifications are described below:

-        The authorization for early redemption through the payment of additional amounts.

-        The authorization for payments resulting from the Corporate Bonds to be made, at CTLL’s option, in US$ or in pesos at the reference exchange rate.

-        The deadline for the project’s conclusion is set at December 31, 2011.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of March 31, 2011, no Corporate Bonds have been issued under such program.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding such transaction, Pampa Inversiones transferred 78,224,000 Corporate Bonds issued by EASA. and 22,137,320 Corporate Bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. On January, 25, 2011, Pampa Inversiones cancelled such transaction, the guarantee on the investment of the Negotiable Obligatotions mentioned being thus released.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Regarding the acquisitions realized on January, 27, 2011 mentioned in Note 9, Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of US$ 60,000,000. In guarantee of the loans, Pampa Inversiones delivered 40,000,000 corporate bonds issued by Electricidad Argentina S.A.

On January 4, 2011, Pampa Inversiones received additional financing from Citibank N.A. and Standard Bank PLC for US$30,000,000. In guarantee, Pampa Inversiones delivered 5,000,000 corporate bonds issued by Electricidad Argentina S.A. and 1,713,826 ADRs from Edenor.

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the ES.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as of the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as of March 31, 2011 were calculated according to evaluations and estimates carried out by management when preparing these unaudited consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared variable production cost (“CVP”) and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Having both companies the objective to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its power generation segment subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, at its present value, plus accrued interest as of March 31, 2011, net of the realized collections if applicable and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 73.4 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which during the year 2008, had been duly collected.

Committed Supply Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation segment subsidiaries have assigned to this project their consolidated receivables accrued during 2009 and 2010. As of March 31, 2011, the generation segment subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008, 2009 and 2010. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued as of March 31, 2011 add up to approximately Ps. 192.2 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-	Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
-

Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the

WEM.
-	The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).
-	The New Agents joining the system must contract their whole demand under the Energy Plus service.
-	For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil / Diesel Oil Generation: 8.61 Ps./MW

•  Fuel Oil Generation: 5.00 Ps. /MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6.169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011.

The Procedure was finally perfected in March 2010. The Company formally adhered to both calls.

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement”)

On November 25, 2010, the controlled power generation companies together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of Central Piedra Buena and Central Térmica Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of Central Térmica Güemes). This condition will not apply to Generators covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary Hidroeléctrica Los Nihuiles will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary Hidroeléctrica Diamante S.A., since its installed power surpasses 250 MW.

•           In consideration of the foregoing, subsidiary companies have agreed to contribute the LVFVDs to be generated during the year 2011 for the construction of new plants, which will be made jointly by the ES and the generators executing the Agreement. This contribution will be paid back in US$ as from the commercial commissioning of these power plants in 120 monthly installments at a LIBOR rate + 5%.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums. If such term elapses without the parties reaching an agreement on the implementation of the different processes stipulated therein, the contracting parties may terminate it.

In order to fulfill their obligations arising from the Agreement, the Company and its subsidiary generating companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement, on April 1, 2011, the Company and its subsidiary generating  segment companies entered into an agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project, which will be developed in two stages, will result in a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount.

Balances accumulated by LVFVDs corresponding to the three-month period ended on March 31, 2011 and allocated to this project, plus all accrued interest, amount to Ps. 11.5 million.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI (“Comprehensive Tariff Review”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of March 31, 2011, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i.                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the June 2005 – November 2010 period;

ii.                    the cancellation of the debt taken on with CAMMESA due to financing under ES Resolution 146/02;

iii.                  a mechanism for the payment of favorable balances during the year 2011;

iv.                  the recognition of an additional amount  to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

v.                    a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.

During the month of February 2011, CAMMESA has estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the June 2005 – November 2010 period. As of January 17, 2011 (date on which figures were updated), such figures amount to Ps. 265.2 million as principal and Ps. 148 million as interest.

As of March 31, 2011 both companies have recorded a credit for Ps. 150.4 million for the recognition of cost variations by the ES and ENRE, corresponding to the amounts collected as of January 17, 2011, through CAMMESA’s financing previously described.

Pursuant to the Complementary Agreement and subject to its compliance, Transener y Transba have waived their right to exercise their right of Amparo on account of the default, thus requesting the recognition of higher costs and the call for a public hearing in order to conduct the RTI.

Distribution

Edenor Tariff situation

Agreement Act between Edenor and National State

The Argentine Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Memorandum of Agreement signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Memorandum of Agreement contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process (“RTI”). The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (“ICSID”) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency.

Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Memorandum of Agreement by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the ES was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Memorandum of Agreement signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the RTI becomes effective.

Comprehensive Tariff Review process (“RTI”)

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the ES was published in the Official Gazette, which establishes that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (“PUREE”) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On the other hand, on March 31, 2011, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
November 2008 – April 2009	5.068%
May 2009 – October 2009	5.041%
November 2009 – April 2010	7.103%
May 2010 – October 2010	7.240%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending.

As of March 31, 2011 and December 31, 2010, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 595.0 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Addiotionally, by Resolution No. 347/2010, the ES approved the winter scheduling for the MEM for the period May 1 – October 31, 2010. ES considered it necessary that the seasonal prices to be paid by the customers of distribution companies are compatible with the situation existing in such seasonal period and with the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/2008 from June 1, 2010 through September 30, 2010. It must be pointed out that this situation had already been contemplated by the ES in 2009 in its Resolution No. 652/2009, which, at that time, gave rise to the issuance of Resolution No. 433/2009 of the ENRE.

Litigations

Presented by the Argentine Ombudsman. Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As last instance, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Presented by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria. On October 26, 2009, Edenor was notified of the complaint “Consumidores Libres Coop. Ltada. de provisión de servicios de acción  comunitaria c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed by both consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE  Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/07. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except the National State, have already answered the notice of the complaint served upon them. As of this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Presented by Consumidores Financieros Asociación civil para su defensa.  Furthermore, on March 31, 2010, notice of the complaint “Consumidores Financieros Asociación civil para su defensa vs. EDENOR S.A – EDESUR S.A for breach of contract” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor.

The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

Presented by Unión de Usuarios y Consumidores. On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period November 2005 – January 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Such ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

Even though the upholding by Courts of Appeal of the judgment rendered in the first instance would have a considerable economic impact on Edenor, no economic effect has been recognized since Edenor’s legal counselors understand there is a high probability that the decision will be reversed in appeal, based on precedents set both by the National Administrative Litigation Chamber and the National Supreme Court of Justice for analogous cases.  Edenor’s position is grounded on the lack of legal standing by consumer associations to file this kind of claims. Regarding the substance of the action stated in the complaint (an alleged retroactivity of the increase), Edenor understands that Executive Order No. 1,957/06 does not really have a retroactive effect since it is not the source of Edenor’s right to increase its rates, but it is just a declarative order recognizing that the National Government had seriously altered the balance in the Concession Contract’s financial economic equation and that, on entering into the Agreement in September 2005, Edenor acquired the right to apply the transition rates system aiming to reestablish, although partially and temporarily, such balance.

Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), b), d), f), g), m), ñ) and y) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was served notice of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 22.4 million. Such amounts have been accounted for under “Other Non-Current Liabilities”.

As of the date of issuance of these financial statements, Edenor filed a direct appeal (“Recurso Directo”) to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made.

Within such framework, the aforementioned Appellate Court denied the provisional relief sought by the Company, decision which was notified to Edenor on May 5, 2011. Edenor will file –within the following ten business days- an extraordinary appeal (“Recurso Extraordinario Federal”) against such decision, with the purpose, if granted, of obtaining that the admissibility of the provisional relief sought, be decided by the Supreme Court of Justice.

Tariff situation of EMDERSA´s subsidiaries

Distribuidora San Luis

Resolution No. 757 dated June 24, 2008, countersigned by the Minister Secretary of State of Public Works and Infrastructure of the Province of San Luis, established the application, as from June 1, 2008, of a new Electricity Rate Schedule, and a new temporary increase of the Distribution Added Value. The Resolution also establishes that EDESAL shall submit to the Provincial Electric Power Regulatory Commission (“CRPEE”) for its analysis, approval and subsequent audit, an Investment Plan in the sub-transmission and distribution network for an amount in excess of twenty million pesos, to be executed within a maximum period of two years. The Investment Plan, which has been submitted by EDESAL to the CRPEE, is currently being executed.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Distribuidora La Rioja

On December 1, 2008, EDELAR and the Commission for the Renegotiation of Contracts, comprised of the Economy Minister, the Infrastructure Minister and the General and Legal Secretary of the Provincial Government, entered into an Adjustment Agreement, which approved adjustments to the Concession Agreement for the Public Service of Electricity Distribution and Sale, in accordance with the guidelines established in the Public Hearing for the Revision of Tariffs held in October 2008. The Adjustment Agreement approves a new Electricity Rate Schedule for the Concession Agreement as well as a Customer Application Schedule, effective for consumption recorded as from November 1, 2008, with an authorized 16% average increase.

Furthermore, it was agreed that the debt owed by the Government to EDELAR for government grants corresponding to the period 2007/2008 and for other concepts, would be cancelled with the assignment of electric infrastructure works carried out and to be carried out by the Government. In addition, a cost monitoring mechanism, which will allow EDELAR, should the conditions stipulated in the Agreement concerning increases in costs and expenses be met, to request that the Privatizations Control Authority (“EUCOP”) begin a procedure for the analysis and revision of tariffs, was also implemented.

Due to the increases recorded in the EDELAR’s costs exceeded the conditions stipulated,  the reports corresponding to the increased costs incurred by EDELAR were presented on December 2009, in order to obtain their validation by the regulatory authority and subsequent determination of the new rates to be applied to users.

Distribuidora Salta

In August 2004, EDESA and the Production and Employment Ministry of the Province of Salta entered into an adjustment agreement, which increased the VAD as from September 2004. Therefore, the average rate applicable to final users increased 12% due to the transfer of the aforementioned concept. This adjustment agreement was ratified by Resolution No. 374 dated August 30, 2004 of the Production and Employment Ministry and Decree No. 2,008 dated September 1, 2004 of the Provincial Government.

On March 13, 2006, the Public Services Regulatory Authority of Salta (“ENRESP”) issued Resolution No. 160/06, which established a rate increase of 16.75%, equivalent to an increase in the VAD of 34.1%. The resolution also established that said increase was to be retroactively applied as from October 1, 2005.

The Resolution approves the readjustment of the Tariff Regime of the Concession Agreement, which had been affected by the provisions of Law No. 25,561 and Decrees Nos. 214 and 260 of the Federal Government, and established the creation of an "indicator" which allows the company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the distribution company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation.

Decree No. 3,366/07, issued on November 26, 2007, ratified Resolution No. 942/07 of the Production and Employment Ministry dated November 22, 2007, which approves the Adjustment Agreement dated November 20, 2007. In its whereas clauses, the Adjustment Agreement states that as a result of the analysis carried out, it has been preliminary determined that EDESA’s VAD as of March 2007 must be 22.40% higher than that currently in effect, which represents an average rate increase of 12.75%. Furthermore, on November 20, 2007, the Province granted a government grant in the amount of Ps. 10,000,000, on account of the definitive increase that will arise from the corresponding legal and agreed-upon readjustment process, pursuant to which the necessary corrections, as applicable, will be made.

It also establishes that the 4.19% retroactive increase deriving from the application of Resolution No. 160/06 of the Regulatory Authority must be maintained until the corresponding legal readjustment process takes place, when it will be considered as on account of the amount resulting from the determination of the final rate of the holder of the Concession.

On March 18, 2008, it was requested that the ENRESP comply with the adjustment of the rates for the public service provided in March 2007 by EDESA, in accordance with the provisions of Resolution No. 160/2006 of the ENRESP and the Adjustment Agreement entered into by and between EDESA and the Province of Salta on November 20, 2007

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On September 12, 2008, the ENRESP issued Resolution No. 965/08, which, supporting the request made by EDESA concerning the adjustment of the costs for the provision of the electricity distribution service, authorizes a 14.65% adjustment in Distribuidora Salta’s Average Sale Rate as from September 2008. Additionally, within the framework of Resolution No. 160/06 currently in effect and in response to the presentations made by the distribution company through notes sent to the Economic Development Ministry, the ENRESP requested that EDESA be granted a government grant for retroactive adjustments of the average rate for the periods March 2007 through February 2008 and March 2008 through August 2008, respectively. The government grant is granted with the aim of avoiding that the retroactive cost be transferred to final users of the service.

On December 14, 2009, the ENRESP issued Resolution No. 1,750/09, which, supporting the request made by Distribuidora Salta concerning the adjustment of the costs for the provision of the electricity distribution service, authorizes a 12.65% adjustment in Distribuidora Salta’s Average Sale Rate, as from December 2009. Furthermore, Distribuidora Salta was authorized to include, as from such date, in the electricity sale rate, the cost arising from the environmental health and safety inspection fee, known as sundry activities fees.

Tariff Situation of EDEN

During the year ended December 31, 2010, EDEN continued to submit information on the adjustments of the values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, in accordance with the provisions of caption 4.4 of Chapter 4 of the Protocol of Understanding. The last presentation was made in June 2010, which has been ratified by the Provincial Energy Administration.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (CONTINUED)

EASA and subsidiaries

Limitation on the transferability of shares

EASA

In addition, regarding the issuance of Class 2 Corporate Bonds. EASA must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor. Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

EDENOR

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

ESED

The holders of ESED’s class "A" shares may not modify their interest nor sell their shares without ENRESP’s authorization. Additionally, and in accordance with the provisions of the concession agreement, the totality of the class "A" shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the distribution company. The shares will be pledged during the entire term of the concession, and will continue to be pledged when successively transferred. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

EDEN

In accordance with the Bidding terms and conditions for the sales of the classes “A”, “B”, “C” shares, class “A” shares of the distribution company cannot be sold or transferred in any way without prior authorization of the Provincial Executive.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Due to the commitments made in connection of the Corporate Bonds issuance, EMDERSA or any of its direct or indirect subsidiaries, can not distribute or pay dividends except that the Consolidated Financial Debt / EBITDA of EMDERSA is lower than 2.5 and no situation of non compliance is produced.

Loma de La Lata

As of December 31, 2010, short-term investments balances include current bank accounts and guarantee trusts for a total amount of Ps. 87,765,118, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

As of March 31, 2011, only the trust granted as security for the payment of interest for Ps. 19,031,856 remains in force.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (CONTINUED)

Pampa Inversiones

As of March 31, 2011, the current investments of Pampa Inversiones include securities pledged to secure financial loans for an aggregate amount equivalent to Ps. 209,930,634 and as of December 31, 2010, included securities lent to Deutsche Bank for a total market value of Ps. 8.353.566.

As of March 31, 2011 and December 31, 2010, Pampa Inversiones holds securities with a market value of Ps. 20,332,552 and Ps. 347,524,583 respectively, which have been assigned to Deutsche Bank as collateral for granted loans, with the undertaking that they will be repurchased at maturity.

NOTE 9.  ACQUISITIONS and DISPOSITIONS

Acquisition of asses from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

-              Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.2% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGGSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-              Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S.A ("CIESA"), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I Ltda, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements. Related to these agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50 % of the shares of CIESA, and would control the 51 % of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years (See Note 18).

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the distribution assets for the agreed prices. The agreement mentioned that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the same date, the acquisition of such shares was consumed by the Company and Edenor. As of the issuance of theses financial statements, had begun the relevant procedures to the control authorities.

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEIU at a price of US$ 0.68 per EMDERSA’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

Edenor has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEIU, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the control authority. The carrying out of said public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (CONTINUED)

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of a consolidated negative goodwill amounting to Ps. 545.7 million and a Ps. 63.8 million acquisition result, which is disclosed under “Other income (expenses), net” in the Statement of Operation.

Acquisition of an additional interest in Edenor

As of March 31, 2011, Pampa Inversiones holds 14 ordinary class B shares issued by Edenor and 1,713,826 ADRs (equivalent to 34,276,520 shares), acquired in various market transactions, equivalent to 3.82% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. This financing is guaranteed with a pledge on all shares subject-matter of the transaction.

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase will use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in such company. This capital decrease would result in the distribution of certain assets held by Ingentis S.A., allowing each of the shareholders to develop their own projects on an independent basis.

Investment projects for oil and gas production

At present, the Company, through its subsidiary Petrolera Pampa, is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i.                  On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro) with an estimated investment by Petrolera Pampa of US$ 20 million during the next 3 years (15% of the total investment amount), in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas. Additionally, Petrolera Pampa has executed an irrevocable offer for the purchase of 800,000 m3/day of Gas Plus to Apache for a three-year period at a price of US$ 5.00/MMBtu.

ii.                 On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on the “El Mangrullo” area whereby Petrolera Pampa will acquire 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in said area.  In consideration of the foregoing, Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of wells, and estimating it will obtain a total production of 400,000 m3/day of natural gas under the Gas Plus program.  Additionally, Petrolera Pampa signed with Petrobras a purchase offer of 400,000 m3/day of Gas Plus. In April, 2011, the abovementioned conditions precedent for the investment agreement were met.

iii.               On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period.

Additionally, Petrolera Pampa is considering another investment project in oil and gas with Petrolera Piedra del Aguila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral. In this agreement, Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (CONTINUED)

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price is US$29 million.

As of March 31, 2011, the Company had paid US$ 1 million out of the agreed price; however, since all conditions precedent have been met, the Company recorded receivables amounting to Ps. 117.6 million on account of the shares to be received from EPCA and a liability with shareholders for the balance pending payment.

On April 8, 2011, the operation was closed and the total agreed price was paid.

NOTE 10. EXPANSION PROJECT OF the GENERATION PLANT LOMA DE LA LATA

On September 6, 2007, Loma de la Lata entered into two engineering, provision and construction agreements with companies of the Spanish group Isolux Corsan S.A. (the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008 contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, thus contemplating the Project’s works. The Project provides for a 178 MW power increase; thus, once it has been concluded, the total power will amount to 553 MW.

The project, which is currently in course, mainly consists of the provision and installation of three waste heat boilers and a vapor turbine which will allow the plant to have a combined rather than a single cycle system, thus increasing the current capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment. The total project amount is estimated at approximately US$ 230 million, without considering the value-added tax and associated financial costs.

The project’s start-up date was estimated for June, 2010; however, certain social and labor conflicts beyond Loma de la Lata’s control as well as several delays in the works execution by the contractor resulted in delays, and such start-up date is now estimated for the closing of this fiscal year.

Nevertheless, owing to certain technical defects in the Steam Turbine unit making up the works of the expansion of Loma de la Lata’s generation installed capacity, the combined-cycle commercial start-up had to be rescheduled, the contractor informing that it will be delayed approximately up to the end of the second quarter of the year 2011.

Therefore, and taking into consideration the applicable contractual conditions, Loma de la Lata conducted all applicable business and procedures for the collection of the compensations stipulated by contract and those payable by the insurance companies.

On March 30, 2011, Loma de la Lata accepted a proposal by the Contractor setting forth the mechanisms for the repair of the defects indicated above, as well as the procedures to be observed for the Combined Cycle start-up. Within the terms and conditions of the proposal indicated above, an exceptional recognition in favor of Loma de la Lata should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the described agreement, the recognized amount was valued at US$ 18 million. Such recognition is conditional upon the Provisional Reception of the expansion work by Loma de la Lata; therefore, its recognition in earnings has been postponed up to the occurrence of this event. As a consequence of the agreement, Loma de la Lata requested the participating banks to release the funds held in escrow for the payment of the contractual milestones.

As of March 31, 2011, the Company has incurred costs resulting from this project for a total amount of US$ 295.1 million according to the agreed milestone schedule and the works’ progress, including capitalized financial costs amounting to approximately Ps. 268.9 million.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, as of March 31, 2010, the Company registered an income of Ps. 7,574,873 included in “Other income (expenses), net” in the Statement of Operation.

NOTE 12.  Common stock

At March 31, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011.

Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

NOTE 14.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  (CONTINUED)

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of March 31, 2011 the equity reserve amounts to Ps. 48,718,042.

NOTE 15.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación and Lago Escondido and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA y AESEBA, and the subsidiaries of the latter.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the three-month periods ended March 31, 2011 and 2010. The information for the three-month period ended on March 31, 2011 corresponding to the Distribution segment includes EASA and Edenor results for the three-month period and the results of EMDERSA, AESEBA and their subsidiaries as from the acquisition date.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Unaudited Consolidated Statement of Operation information at March 31, 2011

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	787,514,489	77,450,539	708,887,877	1,116,012	-	1,574,968,917
Intersegment sales	1,835,957	155,902	-	1,778,839	(3,201,517)	569,181

Total sales	789,350,446	77,606,441	708,887,877	2,894,851	(3,201,517)	1,575,538,098
Cost of sales	(674,372,690)	(51,770,132)	(534,040,847)	(2,244,470)	2,277,803	(1,260,150,336)

Gross profit	114,977,756	25,836,309	174,847,030	650,381	(923,714)	315,387,762

Administrative expenses	(31,688,858)	(10,503,029)	(59,146,461)	(9,846,934)	900,000	(110,285,282)
Selling expenses	(4,413,273)	-	(58,308,610)	(15,721)	7,595	(62,730,009)
Amortization of goodwill	(3,809,870)	190,850	71,675	-	-	(3,547,345)

Operating income (loss)	75,065,755	15,524,130	57,463,634	(9,212,274)	(16,119)	138,825,126

Financial and holding results
Generated by assets	17,335,468	5,377,490	(2,142,477)	(19,386,032)	(7,079,688)	(5,895,239)
Generated by liabilities	(47,318,647)	(17,896,192)	(99,068,312)	(1,526,991)	7,095,807	(158,714,335)
Other income (expenses), net	(710,946)	392,151	(7,630,817)	63,162,007	-	55,212,395
Income (loss) before taxes and minority interest	44,371,630	3,397,579	(51,377,972)	33,036,710	-	29,427,947
Income tax	(17,208,668)	(2,243,351)	7,097,202	(2,529,195)	-	(14,884,012)
Minority interest	(12,415,228)	141,914	12,810,422	-	-	537,108

Net income (loss) for the period	14,747,734	1,296,142	(31,470,348)	30,507,515	-	15,081,043

Amortization (1)	23,023,607	15,236,698	58,842,353	2,579,279	-	99,681,937

Unaudited Consolidated information as of March 31, 2011

Total Assets	3,765,257,991	970,401,818	6,846,330,025	1,879,653,418	(997,238,321)	12,464,404,931
Total Liabilities	2,225,341,919	469,405,205	4,800,886,449	846,459,036	(997,238,321)	7,344,854,288

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Unaudited Consolidated Statement of Operation information at March 31, 2010

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	396,141,352	70,196,525	573,497,000	-	-	1,039,834,877
Intersegment sales	1,835,142	80,230	-	33,203	(1,583,689)	364,886

Total sales	397,976,494	70,276,755	573,497,000	33,203	(1,583,689)	1,040,199,763
Cost of sales	(313,630,483)	(54,854,140)	(431,620,406)	(17,167)	80,230	(800,041,966)

Gross profit	84,346,011	15,422,615	141,876,594	16,036	(1,503,459)	240,157,797

Administrative expenses	(24,504,229)	(9,692,534)	(39,799,096)	(7,492,603)	1,495,071	(79,993,391)
Selling expenses	(3,737,561)	-	(46,537,000)	(38,087)	-	(50,312,648)
Amortization of goodwill	(3,807,517)	237,297	(1,383,989)	-	-	(4,954,209)

Operating income (loss)	52,296,704	5,967,378	54,156,509	(7,514,654)	(8,388)	104,897,549

Financial and holding results
Generated by assets	18,845,806	134,437	4,709,142	(6,766,961)	(8,260,189)	8,662,235
Generated by liabilities	(32,124,577)	(13,635,093)	(58,461,017)	20,035,773	8,268,577	(75,916,337)

Other income and expense	(39,546)	460,388	(3,406,326)	8,547,444	-	5,561,960
Income before taxes and minority interest	38,978,387	(7,072,890)	(3,001,692)	14,301,602	-	43,205,407
Income tax	(15,563,742)	496,149	(7,631,700)	(3,950,432)	-	(26,649,725)
Minority interest	(12,650,743)	3,735,213	(2,408,000)	-	-	(11,323,530)
Net income (loss) for the period	10,763,902	(2,841,528)	(13,041,392)	10,351,170	-	5,232,152

Amortization (1)	17,749,738	15,260,095	50,753,021	2,386,233	-	86,149,087

Audited Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of March 31, 2011, the Company maintains a consolidated purchasing position of US$ 24 million at the average exercise price of Ps. 4.36 per US$ and with maturities between April 2011 and January 2012. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 14,094,131, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

NOTE 17.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the three-month period March 31, 2011 and the year ended December 31, 2010, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the cost recognized for the three-month period ended on March 31, 2011 and the year ended on December 31, 2010 is as follows:

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Cost for services	1,050,728	5,368,418
Cost for interest	4,835,104	12,235,165
Amortization of actuarial losses	165,986	2,461,469
Amortization of past service cost	555,636	2,893,152
Net cost	6,607,453	22,958,204

Variations in the consolidated labor liabilities as of March 31, 2011 and December 31, 2010 are as follows:

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)

Liabilities at the beginning of the year	54,174,575	40,026,723
Cost of the period / year	6,607,453	22,958,204
Incorporation of liabilities for consolidatin	14,479,642	-
Benefit payments	(2,994,461)	(8,810,352)
Liabilities at the end of the period	72,267,209	54,174,575

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  (CONTINUED)

The actuarial assumptions used were as follows:

	2011	2010

Discount rate	20%	19%
Salaries increase	12%	12%
Inflation	14%	13%

As of March 31, 2011 and December 31,2010, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTE 18.  subsequent events

Edenor Corporate Bonds Programme. Relaunching of the Issuance of Class 9 Corporate Bonds

On April 26, 2011, Edenor issued Corporate Bonds for a face value of US$ 69,7 million, thus completing the original amount of the series of up to US$ 300 million.

The new Corporate Bonds were issued under the same conditions applicable to previous issuance stated in Note 6, with an issuance price amounting to 101.25% of the principal plus the interest accrued between April 25, 2011 and the issuance date, the first payment of interest being due on October 25, 2011.

Edenor will use the net proceeds to refinance in whole or in part its short-term debt, and/or finance the capital expenditures plan and/or increase working capital.

VCP Issuance

On May 9, 2011, CPB issued a new class of VCP for an amount of Ps. 70,160,500 having a Private Badlar interest rate plus a 3% margin. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis. Net funds resulting from the placement of the VCPs will be destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

Memorandum of Understanding

On May 10, 2011, and regarding the facts stated in Note 9, the Company and its subsidiaries Pampa Inversiones and Inversiones Argentina I Ltd. (“IAI”) (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A.  (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

General Ordinary and Extraordinary Shareholders´ Meeting

On April 14, 2011, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved, among other issues, to approve the following: (i) the financial statements for the fiscal year ended on December 31, 2010; (ii) the dividends paid in advance declared by the Company’s Board of Directors and amounting to Ps.  18,111,204; (iii) the bearing of losses for Ps. 45,561,040 for the fiscal year ended on December 31, 2010 against the accumulated retained earnings as at that date, and the carry-forward of the balance to the new fiscal year.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases	Increases for acquisitions (1)	Disposals	Transfers	At the end of the period

Land	9,998,011	50,000	22,358,034	-	-	32,406,045
Properties	208,100,094	50,000	28,885,095	-	822,000	237,857,189
High, medium and low voltage lines	2,159,107,063	802,000	1,054,599,177	(605,674)	47,017,933	3,260,920,499
Substations	932,940,153	259,293	175,191,281	(45,803)	7,640,350	1,115,985,274
Transforming chamber and platforms	525,116,433	-	95,922,669	(11,938)	8,772,497	629,799,661
Meters	516,849,000	98,000	190,169,807	(352,068)	15,657,243	722,421,982
High-voltage lines	372,740,162	-	6,077,000	-	-	378,817,162
Electricity equipment of transmission	330,879,937	57,763	-	-	-	330,937,700
Aerial and semi-heavy equipment	11,098,869	-	-	-	-	11,098,869
Laboratory and maintenance	4,194,351	-	-	-	-	4,194,351
Wells	-	-	-	-	31,873,552	31,873,552
Generation equipment and machinery	604,787,675	113,425	116,607,000	-	(38,838,389)	682,669,711
Vehicles	25,271,411	917,533	7,193,531	(289,505)	10,772	33,103,742
Furniture and fixtures and software equipment	61,809,584	948,976	19,475,477	-	54,122	82,288,159
Communication equipments	89,899,991	22,484	2,318,000	-	62,000	92,302,475
Materials and spare parts	103,183,964	7,512,507	7,866,578	(1,899,235)	(2,903,625)	113,760,189
Tools	13,031,956	171,318	7,040,797	-	(26,000)	20,218,071
Work in progress	1,410,601,354	116,010,527	136,133,794	(270,517)	(43,478,323)	1,618,996,835
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	79,296,013	2,447,131	2,211,788	(259,000)	(26,664,132)	57,031,800
Total as of 03.31.11	7,466,439,933	129,460,957	1,872,050,028	(3,733,740)	-	9,464,217,178
Total as of 03.31.10	6,901,758,583	176,232,535	-	(148,598,968)	-	6,929,392,150

Account	Depreciation				03.31.11	12.31.10
	At the beginning of the year	Disposals	Amount for the period	Accumulated at the end of the period	Net book value (Unaudited)	Net book value (Audited)

Land	-	-	-	-	32,406,045	9,998,011
Properties	(29,134,735)	-	(2,678,683)	(31,813,418)	206,043,771	178,965,359
High, medium and low voltage lines	(300,921,959)	155,200	(26,832,079)	(327,598,838)	2,933,321,661	1,858,185,104
Substations	(99,384,638)	11,736	(9,580,081)	(108,952,983)	1,007,032,291	833,555,515
Transforming chamber and platforms	(62,600,784)	3,059	(5,752,632)	(68,350,357)	561,449,304	462,515,649
Meters	(89,992,915)	143,964	(9,113,150)	(98,962,101)	623,459,881	426,856,085
High-voltage lines	(65,436,634)	-	(4,474,355)	(69,910,989)	308,906,173	307,303,528
Electricity equipment of transmission	(51,303,149)	-	(3,819,913)	(55,123,062)	275,814,638	279,576,788
Aerial and semi-heavy equipment	(2,885,850)	-	(113,165)	(2,999,015)	8,099,854	8,213,019
Laboratory and maintenance	(1,908,849)	-	(76,193)	(1,985,042)	2,209,309	2,285,502
Wells	-	-	(316,754)	(316,754)	31,556,798	-
Generation equipment and machinery	(117,188,139)	-	(12,424,519)	(129,612,658)	553,057,053	487,599,536
Vehicles	(8,582,667)	275,092	(1,630,528)	(9,938,103)	23,165,639	16,688,744
Furniture and fixtures and software equipment	(40,433,921)	-	(3,308,582)	(43,742,503)	38,545,656	21,375,663
Communication equipments	(24,778,164)	-	(2,137,405)	(26,915,569)	65,386,906	65,121,827
Materials and spare parts	-	-	-	-	113,760,189	103,183,964
Tools	(6,771,566)	-	(557,822)	(7,329,388)	12,888,683	6,260,390
Work in progress	-	-	-	-	1,618,996,835	1,410,601,354
Work and compulsory work performed	(1,950,170)	-	(103,787)	(2,053,957)	5,479,955	5,583,742
Advances to suppliers	-	-	-	-	57,031,800	79,296,013
Total as of 03.31.11	(903,274,140)	589,051	(82,919,648)	(985,604,737)	8,478,612,441	6,563,165,793
Total as of 03.31.10	(626,839,107)	114,625	(67,337,266)	(694,061,748)	6,235,330,402

(1)       Corresponds to the residual value of the incorporated fixed assets because of the acquisitions of EMDERSA y AESEBA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of March 31, 2011	As of December 31, 2010
	(Unaudited)	(Audited)
Short-term Investments
Time deposits	117,041,051	32,120,518
Government securities	1,886,000	319,368,115
Corporate securities (1)	20,175,714	139,616,231
Mutual funds	266,634,526	158,138,052
Shares in other companies	97,245,480	224,530,777
Trusts (2)	19,031,856	18,621,566
Restricted bank accounts (3)	-	69,143,552
Total short-term investments	522,014,627	961,538,811

Long-term Investments
Shares in other companies	73,562	66,680
Corporate bonds	540,600,000	-
Other	509,000	415,000
Total long-term investments	541,182,562	481,680

(1) Include restricted availability assets for Ps. 20,175,714 and Ps. 20,530,827, as of March 31, 2011 and December 31, 2010.

(2) Include restricted availability assets for Ps. 19,031,856 and Ps. 18,621,566, as of March 31, 2011 and December 31, 2010.

(3) Include restricted availability assets for Ps. 69,143,552 as of December 31, 2010.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases	Increases for acquisitions	Disposals	Transfers	At the end of the period
Concession contract	335,368,056	-	-	-	-	335,368,056
Intangibles identificable in acquisitions	24,524,452	40,864,321	-	-	-	65,388,773
Total as of 03.31.11	359,892,508	40,864,321	-	-	-	400,756,829
Total as of 03.31.10	366,365,416	-	-	(6,438,279)	-	359,927,137

Main Account	Accumulated depreciation				03.31.11	12.31.10
	At the begining of the year	Disposals	Amount for the period	At the end of the period	Net book value (Unaudited)	Net book value (Audited)
Concession contract	(79,757,548)	-	(4,685,262)	(84,442,810)	250,925,246	255,610,508
Intangibles identificable in acquisitions	(11,928,656)	-	(610,293)	(12,538,949)	52,849,824	12,595,796
Total as of 03.31.11	(91,686,204)	-	(5,295,555)	(96,981,759)	303,775,070	268,206,304
Total as of 03.31.10	(68,800,903)	10,703	(5,938,223)	(74,728,423)	285,198,714

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

   d. Other non-current assets

Main Account	Original values
	At the begining of the year	Increases	Disposals	Transfers	At the end of the period
Fourth line proyect	186,898,350	-	-	-	186,898,350
Total as of 03.31.11	186,898,350	-	-	-	186,898,350
Total as of 03.31.10	186,898,350	-	-	-	186,898,350

Main Account	Accumulated depreciation				03.31.11	12.31.10
	At the begining of the year	Disposals	Amount for the period	At the end of the period	Net book value (Unaudited)	Net book value (Audited)
Fourth line proyect	(96,611,875)	-	(5,683,051)	(102,294,926)	84,603,424	90,286,475
Total as of 03.31.11	(96,611,875)	-	(5,683,051)	(102,294,926)	84,603,424	90,286,475
Total as of 03.31.10	(73,879,669)	-	(5,683,051)	(79,562,720)	107,335,630

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			03.31.11	12.31.10
			(Unaudited)	(Audited)
CIE (1)	183,380,415	(53,094,105)	130,286,310	133,930,392
CTG (6)	(2,171,469)	928,940	(1,242,529)	(1,301,890)
EASA (7)	(7,654,093)	219,385	(7,434,708)	(7,459,084)
IEASA (3)	467,451,598	(19,711,846)	447,739,752	449,147,741
Inversora Diamante (4)	10,999,115	(2,761,174)	8,237,941	8,391,922
Inversora Nihuiles (4)	(745,689)	191,905	(553,784)	(564,446)
Powerco (2)	5,639,499	(1,390,822)	4,248,677	4,330,490
Transelec (5)	(17,369,690)	3,789,881	(13,579,809)	(13,770,659)
Edenor (8)	(545,690,218)	1,455,289	(544,234,929)	-
Total as of 03.31.11	93,839,468	(70,372,547)	23,466,921
Total as of 12.31.10	640,241,870	(67,537,404)		572,704,466

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIE’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Powerco at acquisition date.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract, subsidiary of IEASA throughtEASA.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(6) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(7) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

(8) Corresponds to negative goodwills registered for the purchases of AESEBA and EMDERSA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases for acquisitions (1)	Increases	Decreases	Balances at the end of the period (Unaudited)

Deducted from current assets
Allowance for doubtful accounts	32,230,439	26,399,759	2,068,000	(368,229)	60,329,969
Allowance for other receivables	14,316,491	4,358,000	2,209,139	-	20,883,630
Total allowances deducted from current assets as of 03.31.11	46,546,930	30,757,759	4,277,139	(368,229)	81,213,599
Total allowances deducted from current assets as of 03.31.10	35,585,807	-	7,046,979	(1,427,446)	41,205,340

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	-	404,795
Allowance for other receivables	43,258,215	-	3,297,283	(4,557,874)	41,997,624
Total allowances deducted from non-current assets as of 03.31.11	43,663,010	-	3,297,283	(4,557,874)	42,402,419
Total allowances deducted from non-current assets as of 03.31.10	30,861,130	-	2,087,534	-	32,948,664

Included in current liabilities
Provision for contingencies	57,976,586	17,169,448	4,761,000	(4,816,531)	75,090,503
Total provision included in current liabilities as of 03.31.11	57,976,586	17,169,448	4,761,000	(4,816,531)	75,090,503
Total provision included in current liabilities as of 03.31.10	62,813,000	-	1,500,000	(418,000)	63,895,000

Included in non-current liabilities
Provision for contingencies	11,326,505	2,750,947	235,995	-	14,313,447
Total provision included in non-current liabilities as of 03.31.11	11,326,505	2,750,947	235,995	-	14,313,447
Total provision included in non-current liabilities as of 03.31.10	17,729,148	-	53,838	(231,041)	17,551,945

(1) Corresponds to the incorporated allowances because of the acquisitions of EMDERSA y AESEBA.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the three-month periods ended March 31, (Unaudited)
	2011	2010

Inventory at the beginning of the year	30,317,274	62,356,484
Purchase of the period	453,144,523	319,007,127
Expenses for generation, transmission and distribution	808,985,680	470,040,439
Holding gain on inventory	-	468,566
Inventory at the end of the period	(32,297,141)	(51,830,650)
Cost of sales	1,260,150,336	800,041,966

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	03.31.11				12.31.10
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	57,150,989	4.014	229,404,069	117,651,015
	EUR	48,556	5.696	276,569	240,189
	R$	1,866	2.393	4,465	-
	US	20,948	0.198	4,143	7,377

Investments	US$	28,262,068	4.014	113,443,939	706,648,755

Trade receivables	US$	7,483,617	4.014	30,039,240	24,738,369

Other receivables	US$	9,170,991	4.014	36,812,359	22,936,427
	EUR	1,907,893	5.696	10,867,170	10,245,203
	US	20,765	0.198	4,107	2,298

Total Current assets				420,856,061	882,469,633

Non-current assets

Trade receivables	US$	20,883	4.014	83,823	101,315

Other receivables	US$	2,682,946	4.014	10,769,346	10,065,326

Fixed assets	US$	3,496,002	4.014	14,032,953	13,761,936

Total Non-current assets				24,886,122	23,928,577
Total Assets				445,742,183	906,398,210

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

PAMPA ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps..”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	03.31.11				12.31.10
	(Unaudited)				(Audited)
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	15,954,258	4.054	64,678,561	36,156,915
	EUR	272,402	5.753	1,567,130	3,962,781
	CHF	-	-	-	1,346,691
	US	4,052	0.222	900	188

Financial debt	US$	118,788,399	4.054	481,568,170	202,522,729

Salaries and social security payable	US$	975,873	4.054	3,956,189	-
	US	530,320	0.222	117,800	140,011

Other liabilities	US$	35,407,950	4.054	143,543,831	1,353,066

Total Current liabilities				695,432,581	245,482,381

Non-current liabilities

Accounts payable	US$	23,290	4.054	94,418	312,637

Financial debt	US$	519,020,058	4.054	2,104,107,317	1,655,797,436

Total Non-current liabilities				2,104,201,735	1,656,110,073
Total Liabilities				2,799,634,316	1,901,592,454

    US$: U.S. Dollars

    EUR: Euros

    US: Uruguayan Pesos

    CHF : Swiss Francs

59

PAMPA ENERGIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in Argentine Pesos (“Ps..”) – unless otherwise stated)

i. Other expenses

	Generation / Transmission / Distribution	Selling	Administration	For the three-month periods ended March 31,
				2011	2010
Salaries and social security	129,471,572	19,210,866	52,323,733	201,006,171	151,562,847
Fees and compensation for services	36,776,970	21,581,826	18,224,222	76,583,018	62,937,181
Directors and Sindycs' fees	-	-	5,879,525	5,879,525	4,659,690
Reserve for Directors' options	-	-	2,236,338	2,236,338	2,236,338
Depreciation of fixed assets	76,752,848	1,205,648	4,961,152	82,919,648	67,337,266
Amortization of intangible assets	5,295,555	-	-	5,295,555	5,938,223
Amortization of other assets	5,683,051	-	-	5,683,051	5,683,051
Transport of energy	3,473,057	-	-	3,473,057	2,807,635
Gas consumption	226,753,945	-	-	226,753,945	95,601,756
Purchase of energy	124,297,897	-	-	124,297,897	111,790,074
Fuel consumption	144,566,505	5,399	58,833	144,630,737	936,357
Material and spare parts consumption	17,748,432	261,000	956,002	18,965,434	17,003,506
Maintenance	10,969,052	284,219	572,339	11,825,610	3,952,875
Royalties and fees	7,872,506	-	-	7,872,506	8,388,190
Doubtful accounts	-	3,732,968	-	3,732,968	7,044,585
Transport and per diem	2,067,047	39,201	1,516,387	3,622,635	2,903,432
Rental and insurance	6,885,951	161,760	8,329,307	15,377,018	12,827,634
Surveillance and security	3,154,619	315,423	2,127,987	5,598,029	3,687,974
Taxes, rates and contributions	2,393,725	9,246,950	5,126,592	16,767,267	10,739,348
Communication	2,356,376	3,345,165	1,372,771	7,074,312	5,724,987
Advertising and promotion	-	119,285	3,700,000	3,819,285	4,535,563
Office expenses	135,251	52,311	528,228	715,790	493,025
Other	2,331,321	3,167,988	2,371,866	7,871,175	11,554,941
Total as of 03.31.11	808,985,680	62,730,009	110,285,282	982,000,971
Total as of 03.31.10	470,040,439	50,312,648	79,993,391		600,346,478

60

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Edificio 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

        We have reviewed the accompanying consolidated balance sheet of Pampa Energía S.A. and its subsidiaries (“the Company”) at March 31, 2011, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the three-month periods ended March 31, 2011 and 2010. These interim financial statements are the responsibility of the Company’s management.

        Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for reviews of financial statements of interim periods, which consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which  is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews and on our audit of the Company’s  consolidated financial statements as of and for the year ended December 31, 2010 over which we issued and unqualified opinion dated March 9, 2011, we report that:

a)      the consolidated financial statements of the Company at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, described in paragraph 1, prepared in conformity with prevailing accounting standards in force in the Argentina and regulations of the Argentine National Securities Commission (CNV), consider all significant facts and circumstances which are known to us and we have no observations to make;

b)      the comparative information as of December 31, 2010 included in the consolidated balance sheet derives from the Company’s audited consolidated financial statements at December 31, 2010.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

In compliance with current regulations, we report that:

a)      the consolidated financial statements of the Company have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)      the consolidated financial statements of the Company derive from accounting records carried in all formal respects in accordance with legal requirements;

c)       we have read the summary of activities as of March 31, 2011, except for the chapter entitled “Progress in accomplishing the IFRS implementation plan”, on which, as regards those matters that are within our competence, we have no observations to make;

d)      at March 31, 2011, there is no debt of Pampa Energía S.A. in favor of the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records.

Autonomous City of Buenos Aires, May  11, 2011

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.